FORM 11-K
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the Fiscal Year Ended June 30, 1997 OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                      Commission File Number: 0-22240

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Deferred Compensation Plan for Key Employees and NonEmployee Directors

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

        First Southeast Financial Corporation
        201 North Main Street
        Anderson, South Carolina  29621


THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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                      FIRST SOUTHEAST FINANCIAL CORPORATION
                           DEFERRED COMPENSATION PLAN
                              FOR KEY EMPLOYEES
                          AND NONEMPLOYEE DIRECTORS

                              Financial Statements

                             June 30, 1997 and 1996

                  (with Independent Auditors' Report thereon)


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                    FIRST SOUTHEAST FINANCIAL CORPORATION
                           DEFERRED COMPENSATION PLAN
                 FOR KEY EMPLOYEES AND NONEMPLOYEE DIRECTORS

                                Table of Contents

                             June 30, 1997 and 1996


PAGE(S)

Independent Auditors' Report ................................................1

Statement of Assets Available for Plan Benefits .............................2

Statement of Changes in Assets Available for Plan Benefits...................3

Notes to Financial Statements .............................................4-5


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                                CRISP
                                 CH
                               HUGHES
                        ---- & CO., L.L.P. ----
              CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


                   - INDEPENDENT AUDITORS' REPORT -

The Board of Directors
First Southeast Financial Corporation

We have audited the statements of assets available for plan benefits of the First Southeast Financial Corporation Deferred Compensation Plan for Key Employees and Nonemployee Directors ("the Plan") as of June 30, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's Compensation and Benefits Committee ("Committee"). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at June 30, 1997 and 1996, and the changes in assets available for plan benefits for the year ended June 30, 1997, in conformity with generally accepted accounting principles.

                                         /s/ Crisp Hughes & Co. L.L.P.

Asheville, North Carolina
September 9, 1997

                                       (1)

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                    FIRST SOUTHEAST FINANCIAL CORPORATION
                           DEFERRED COMPENSATION PLAN
                 FOR KEY EMPLOYEES AND NONEMPLOYEE DIRECTORS

                Statement of Assets Available for Plan Benefits

                             June 30, 1997 and 1996

                                                      1997        1996
                                                      ----        ----

Receivable from First Federal Savings and Loan
  Association of Anderson                         $    283,841  $      -
                                                   -----------   -------

      Assets available for plan benefits          $    283,841  $      -
                                                   ===========   =======

See accompanying notes to financial statements.

                                       (2)
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                      FIRST SOUTHEAST FINANCIAL CORPORATION
                           DEFERRED COMPENSATION PLAN
                 FOR KEY EMPLOYEES AND NONEMPLOYEE DIRECTORS

          Statement of Changes in Assets Available for Plan Benefits

                        For the Year Ended June 30, 1997

Interest income                                                 $     15,998
Unrealized appreciation on annuity contracts                           2,564

Transfers from individual deferred compensation contract             338,163
arrangements
Contributions:

  First Southeast Financial Corporation                                3,000
  First Federal Savings and Loan Association of Anderson               9,800
                                                                 -----------
      Total additions                                                369,525

Benefits paid directly to plan participants                           85,684
                                                                 -----------

Net additions to assets available for plan benefits                  283,841

Assets available for plan benefits:
  Beginning of year                                                     -
                                                                 -----------
  End of year                                                   $    283,841
                                                                 ===========

See accompanying notes to financial statements.

                                       (3)
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                  This Page Was Left Blank Intentionally



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                    FIRST SOUTHEAST FINANCIAL CORPORATION
                           DEFERRED COMPENSATION PLAN
                 FOR KEY EMPLOYEES AND NONEMPLOYEE DIRECTORS

                          Notes to Financial Statements

                             June 30, 1997 and 1996


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

    BASIS OF PRESENTATION - The accompanying financial statements of the First Southeast Financial Corporation Deferred Compensation Plan for Key Employees and Nonemployee Directors ("the Plan") have been prepared on the accrual basis of accounting. Accordingly, contributions and interest income are recorded when earned and benefits payable are recorded when payable according to the provisions of the Plan.

    The Plan was ratified by the stockholders of the Plan Sponsor on October 28, 1995. The eligible key employees and nonemployee directors did not make timely elections to participate in the 1996 plan year. Therefore, no plan assets existed at June 30, 1996.

2.  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN
    ---------------------------------------------

    The following brief description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.

    GENERAL - The Plan is a nonqualified plan established by First Southeast Financial Corporation ("Plan Sponsor") on April 14, 1995, ratified by stockholders on October 28, 1995, to enable key employees and nonemployee directors of the Plan Sponsor and its wholly-owned subsidiary, First Federal Savings and Loan Association of Anderson ("Association"), to defer compensation and meeting fees for personal income tax purposes. The Plan is administered by the Compensation and Benefits Committee ("Committee") appointed by the Plan Sponsor. The Plan is not subject to the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation.

    Plan participants do not retain any proprietary interest in the Plan Sponsor or any of its assets and for all purposes are deemed to be a general unsecured creditor of the Plan Sponsor.

    The interests of the Plan participants cannot be pledged or assigned and shall not be subject to the claims of creditors of the Plan participants.

                                       (4)
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FIRST SOUTHEAST FINANCIAL CORPORATION
DEFERRED COMPENSATION PLAN
FOR KEY EMPLOYEES AND NONEMPLOYEE DIRECTORS

                                     Notes to Financial Statements continued
------------------------------------------------------------------------------

    ELIGIBILITY AND CONTRIBUTIONS - The Plan covers key employees, as designated by the Committee, and nonemployee directors of the Plan Sponsor and the Association. Participation is voluntary and participants can elect to make contributions to the Plan. An additional amount may be contributed to the Plan on behalf of key employees at the sole discretion of the Association's board of directors. All administrative costs of the Plan are borne by the Plan Sponsor.

    VESTING PROVISIONS - Participants are fully vested in the Plan at all times.

    RETIREMENT AND DEATH BENEFITS - Key employee plan participants (or their beneficiaries, collectively "Plan Participants") are eligible for distribution of their benefits upon retirement, death, or termination of service as an employee. Nonemployee director plan participants (or their beneficiaries, collectively "Plan Participants") are eligible for distribution of their benefits upon retirement, death, or termination of service as a director. A nonemployee director may also specify in their election that distributions commence on any date on which the Director attains age sixty-five without regard to whether the Director is then serving on the Board.

    INVESTMENTS - The Plan's investments consist of receivables from the Association. The Plan Sponsor and Association maintain separate book accounts for the benefit of each Plan participant and periodically credit such accounts for deferred fees and salary, interest income, appreciation (depreciation) of annuity contracts, and withdrawals. As discussed, all deferred fees and salaries shall be a part of the general assets of the Plan Sponsor and Association.

3.  SUBSEQUENT EVENT

    On July 1, 1997, the Plan Sponsor announced its intention to merge with a financial institution. A tentative agreement outlining the intention was signed and is subject to final regulatory and shareholder approval. If the merger is consummated, the Plan would be terminated and the assets distributed to Plan participants.

                                       (5)
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                                SIGNATURE

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the deferred compensation plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   FIRST SOUTHEAST FINANCIAL
                                   CORPORATION DEFERRED COMPENSATION PLAN
                                   FOR KEY EMPLOYEES AND NONEMPLOYEE
                                   DIRECTORS



Date: September 29, 1997            By: /s/John L. Biediger
                                        --------------------------------------
                                        John L. Biediger
                                        Executive Vice President and Treasurer
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                        INDEPENDENT AUDITORS CONSENT

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                                CRISP
                                 CH
                               HUGHES
                        ---- & CO., L.L.P. ----
              CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS



                    CONSENT OF INDEPENDENT AUDITORS

     We have issued our report dated September 9, 1997, with respect to the statements of net assets available for benefits and statement of changes in assets available for plan benefits of First Southeast Financial Corporation Deferred Compensation Plan for Key Employees and Nonemployee Directors (the "Plan") as of and for the year ended June 30, 1997 and as of June 30, 1996. We consent to the inclusion of our report in the annual report on Form 11-K of the Plan.

                                            /s/ Crisp Hughes & Co., L.L.P.

Asheville, North Carolina
September 9, 1997


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